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MEMORANDUM

09046918

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: SUPPL

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00001 FISCAL YEAR:

(3/94)

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended March 31, 2009
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2009, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
ZAR	480,000,000	7.02	99.98	29-Jan-09	18-Feb-2010
USD	1,250,000,000	Floating Rate	100.00	3-Feb-09	19-Feb-2010
BRL	8,000,000	5.05	100.00	16-Feb-09	17-Feb-2012
USD	800,000,000	Floating Rate	100.00	19-Feb-09	15-Feb-2012
TRY	17,100,000	0.50	66.00	26-Feb-09	27-Feb-2014
USD	1,000,000,000	Floating Rate	100.00	16-Mar-09	16-Mar-2011
AUD	55,000,000	0.50	67.706	18-Mar-09	18-Mar-2019
USD	100,000,000	1.05	100.00	20-Mar-09	22-Mar-2010
ZAR	100,000,000	5.76	99.98	26-Mar-09	15-Apr-2010

Purchases by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
ZAR	700,000,000	7.00	5-Jan-2005	5-Jan-2015	130,000,000	10-Mar-2009

Annex B

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
March 31, 2009

(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2009

INTRODUCTION

The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 13, 2009, which includes the Ordinary Capital financial statements for the year ended December 31, 2008. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements of the Ordinary Capital are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present the Ordinary Capital financial results in accordance with GAAP, for example the fair value of financial instruments, the determination of the loan loss allowance, and the determination of the projected benefit obligations, costs and funded status associated with the pension and postretirement benefit plans, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

The Bank has elected to measure at fair value certain medium- and long-term debt (i.e., borrowings funding floating rate assets) with the primary purpose of reducing the income volatility resulting from previously accounting for all its borrowings at amortized cost and, as required by SFAS 133[1], marking to market its derivatives instruments, including borrowing swaps, with changes in fair value recognized in income. The remaining reported income volatility resulting from changes in fair value of non-trading swaps and borrowings measured at fair value is not fully representative of the underlying economics of the borrowing transactions as the Bank generally holds its bonds and related swaps to maturity. Accordingly, the Bank defines Income before Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value[2] as "Operating Income", which is more representative of the results of the Bank's operations.

Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value are reported separately in the Condensed Statement of Income and Retained Earnings, and are excluded from the determination of ratios and other financial parameters.

FINANCIAL OVERVIEW

During the first three months of 2009, the Bank approved 19 loans totaling $3.0 billion (including two loans totaling $600 million under the Liquidity Program) compared to 21 loans that totaled $2.3 billion during the same period in 2008. In addition, the Bank issued bonds for a total face amount of $3.6 billion equivalent (2008 - $3.8 billion) that generated proceeds of $3.6 billion equivalent in both years and had an average life of 2.7 years (2008 – 3.9 years).

Loan charges are established periodically by the Board of Executive Directors as part of its review of the Bank's lending charges, in accordance with the applicable provisions of the Bank's policy on lending rate methodology for Ordinary Capital loans. For the first semester of 2009, standard loan charges have been approved, i.e., 0.30% lending spread, 0.25% credit commission and no supervision and inspection fee.

Operating Income during the first three months of 2009 was $74 million, compared to an Operating Loss of $222 million for the same period last year, an income increase of $296 million. This increase was substantially due to higher net interest income of $315 million that was partially offset by higher net non-interest expense of $19 million.

Net unrealized gains on non-trading derivatives and borrowings measured at fair value for the first three months of 2009 amounted to $517 million compared to net unrealized losses of $20 million for the same period in 2008.

Net unrealized gains on the Bank's borrowings measured at fair value resulting from changes in interest rates were $737 million for the first three months of 2009. These gains were partially compensated by net unrealized losses on non-trading derivatives of $220 million as a result of an overall increase in long-term swap interest rates in the global markets, compared to year end 2008 levels. This income volatility, which amounted to a gain of $517 million for the three-month period ended on March 31, 2009, compared to only $27 million for the same period last year, resulted mainly from the overall increase in the Bank's credit spreads ($695 million), partially offset by the change in fair value of lending swaps ($95 million). The financial market turmoil has led to a crisis of confidence that has negatively affected all credit spread products. Consequently, the Bank's credit spreads have continued to widen compared to the end of 2008 levels due, in part, to increased competition from compa-

[1] Refers to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

rably rated government guaranteed financial institutions issuing at wider spread levels than those typically obtained by the Bank in the past.

During the three months period ended March 31, 2009, there was a negative net currency translation adjustment of $230 million on the Bank's net assets, mostly due to the appreciation of the United States dollar against the Japanese yen, Euro and Swiss franc currencies, compared to a positive net currency translation adjustment of $404 million for the same period in 2008.

Box 1 presents comparative selected financial data for the Bank's Ordinary Capital.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2009	Three months ended March 31, 2008	Year ended December 31, 2008
Lending Summary			
Loans approved	$ 2,983	$ 2,332	$ 11,075
Undisbursed portion of approved loans	20,804	17,700	19,820
Gross disbursements	1,780	985	7,149
Net disbursements	856	(524)	2,409
Income Statement Data			
Operating Income (Loss)	$ 74	$ (222)	$ (972)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	517	(20)	950
Net income (loss)	591	(242)	(22)
Returns and Costs, after swaps			
Return on average loans outstanding	4.00%	5.18%	4.85%
Return on average liquid investments (1)	0.15%	(4.88%)	(5.27%)
Average cost of borrowings outstanding during the period	2.54%	4.47%	3.84%
	March 31, 2009	**March 31, 2008**	**December 31, 2008**
Balance Sheet Data			
Cash and investments-net (2), after swaps	$ 17,461	$ 17,043	$ 16,371
Loans outstanding	51,563	48,302	51,173
Borrowings outstanding (3), after swaps	48,976	45,677	47,779
Total equity	19,806	20,607	19,444
Total-Equity-to-Loans Ratio	34.6%	39.9%	35.3%

(1) Geometrically-linked time-weighted returns.

(2) Net of Receivable/Payable for investment securities sold/purchased and Payable for cash collateral received.

(3) Net of premium/discount.

CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy, and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the Total Equity to Loans Ratio or TELR[3] and defines its desired level as 38%.

[3] The TELR is the ratio of the sum of "Equity" (defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members), Postretirement benefit assets (but not Postretirement benefit liabilities) and cumulative Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value) to outstanding loans and net guarantee exposure.

Table 1 presents the TELR calculation. During the period, the TELR decreased from 35.3% at the end of last year to 34.6%. The decrease was mainly due to an increase of $306 million in loans outstanding and net guarantee exposure, and a decrease in the equity used in the TELR of $280 million, reflecting mostly negative translation adjustments of $230 million and an increase in net receivable from members of $131 million, that were partially offset by the Operating Income of $74 million.

Table 1: TOTAL EQUITY TO LOANS RATIO
(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2009	Three months ended March 31, 2008	December 31, 2008
Equity used in TELR	$ 18,124	$ 19,519	$ 18,404
Loans outstanding and net guarantee exposure	$ 52,401	$ 48,898	$ 52,095
TELR	**34.6%**	**39.9%**	**35.3%**

CONDENSED BALANCE SHEETS

LOAN PORTFOLIO: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, up to 10% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, may be made without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries (Non-sovereign guaranteed operations).

The loan portfolio is the Bank's principal earning asset of which, at March 31, 2009, 94.8% was sovereign-guaranteed. At March 31, 2009, the total volume of outstanding loans was $51.6 billion, $0.4 billion higher than the $51.2 billion at December 31, 2008. The increase in the loan portfolio was mostly due to a higher level of loan disbursements ($1.8 billion, including disbursements of $0.2 billion for loans under the Liquidity Program) than collections ($0.9 billion) and negative currency translation adjustments of $0.5 billion.

During 2009, the portfolio of non-sovereign-guaranteed loans increased $0.3 billion to a level of $2.7 billion compared to $2.4 billion at December 31, 2008. As of March 31, 2009, 6.6% of outstanding loans and guarantees, not including emergency loans and loans under the Liquidity Program, were non-sovereign-guaranteed, compared to 6.3% at December 31, 2008.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is mostly comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $1,196 million during the first three months of 2009, mainly resulting from net cash flows from borrowings ($2,256 million), positive cash flows from operating activities ($171 million), and decrease in net cash holdings ($106 million), partially offset by unrealized losses on the trading investments portfolio ($141 million), net loan disbursements ($856 million) and negative currency translation adjustments ($373 million).

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $1.2 billion compared with December 31, 2008, primarily due to a larger amount of new borrowings than maturities ($2.3 billion), that was partially offset by a net decrease in the fair value of borrowings and related derivatives ($0.6 billion), and currency translation adjustments ($0.5 billion).

EQUITY: Total equity at March 31, 2009 was $19.8 billion, an increase of $0.4 billion from December 31, 2008, reflecting the Net income for the period of $591 million, offset by negative currency translation adjustments of $230 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income (Loss). For the three months ended March 31, 2009, Operating Income was $74 million compared to an Operating Loss of $222 million for the same period last year, an income increase of $296 million, substantially due to higher net interest income of $315 million, that was partially offset by higher net non-interest expense of $19 million.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the three months ended March 31, 2009 and 2008 and the year ended December 31, 2008 are shown in **Table 3.**

As discussed below under "Other Developments During the Quarter", the difficult market conditions resulting from the financial crisis that started in mid-2007, continued to affect the Bank's investment operations, albeit to a lesser extent. The Bank had net interest income of $180 million during the first three months of the year compared to a net interest loss of $135 million for the same period

last year, an income increase of $315 million. This increase was mostly due to a decrease in net investment losses of approximately $316 million on the Bank's trading investment portfolio, resulting from lower unrealized investment losses of $141 million compared to $428 million for the same period in 2008, partially offset by loss reversals of $38 million (2008 - $12 million) recognized from repayments at par of $210 million (2008 - $207 million) on securities previously written down.

Table 2: OPERATING INCOME (LOSS)
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2009	**2008**
Loan interest income	$ 490	$ 601
Investment loss(1)	(3)	(238)
	487	363
Less:		
Borrowing expenses	307	498
Net interest income (loss)	180	(135)
Other loan income	14	7
Other expenses:		
Provision (credit) for loan and guarantee losses	3	(4)
Net non-interest expense	117	98
Total	120	94
Operating Income (Loss)	$ 74	$ (222)

(1) Includes realized and unrealized gains and losses.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2009		Three months ended March 31, 2008		Year ended December 31, 2008	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans (1)	$ 51,141	3.90	$ 48,095	5.12	$ 48,589	4.74
Liquid investments (4)	16,636	0.15	17,067	(4.88)	16,550	(5.27)
Total earning assets	67,777	2.98	65,162	2.50	65,139	2.20
Borrowings	49,260	2.54	45,488	4.47	46,007	3.84
Interest spread (2)		0.44		(1.97)		(1.64)
Net interest margin (2),(3)		1.08		(0.83)		(0.67)

(1) Excludes loan fees.
(2) Negative interest spreads and net interest margins substantially due to unrealized losses resulting from the financial market crisis.
(3) Represents net interest income (loss) as a percent of average earning assets.
(4) Geometrically-linked time-weighted returns.

COMMITMENTS

GUARANTEES: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. During the three months ended March 31, 2009 and 2008, there were no approved non-trade-related guarantees. In addition, the Bank provides credit guarantees without sovereign counter-guarantees for trade-finance transactions under its Trade Finance Facilitation Program. During the three months ended March 31, 2009, the Bank issued 22 trade-related guarantees for a total of $53 mil-

lion (2008 – 16 guarantees issued for a total of $45 million).

CONTRACTUAL OBLIGATIONS: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At March 31, 2009, undisbursed loans amounted to $20,804 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.6 years with contractual maturity dates through 2038.[4]

OTHER DEVELOPMENTS DURING THE QUARTER

FINANCIAL CRISIS AND PERFORMANCE AND EXPOSURE OF LIQUID INVESTMENTS PORTFOLIO: The financial crisis began in mid-2007 when falling US housing prices caused price declines for securities backed by subprime mortgages. In 2008, the credit crisis expanded worldwide bringing unprecedented market volatility and stress to credit markets prompting government support programs globally.

During the first quarter of 2009 many market indices started to show signs of slowing deterioration. However, as a result of weak economy fundamentals and the still-ongoing deleveraging of financial institutions, market pricing for structured securities remained under pressure. The effect of the crisis, characterized by lack of liquidity, higher volatility and widening of credit spreads, has continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Valuations continue to be impacted by market factors, such as rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

In response to the crisis and the contagion effect across market sectors, the Bank continues to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of its securities, with a particular focus on its asset–backed and mortgage–backed securities.

During the three months ended March 31, 2009, the Bank recognized in its trading investments portfolio $141 million of unrealized losses (2008 - $428 million), partially offset by loss reversals of $38 million (2008 - $12 million) from repayments at par of $210 million (2008 - $207 million) on securities previously written down, substantially all of which are related to the $3.8 billion asset-backed and mortgage-backed securities portion of the portfolio. Although liquidity for this portion of the portfolio remains poor and valuations highly discounted, as of March 31, 2009, 73.5% is still rated AAA, 89.1% is rated investment grade, and the entire portfolio is performing, except for an asset-backed commercial paper with a fair value of $11 million. The credit exposure for the whole investment portfolio amounted to $17.3 billion at March 31, 2009 ($16.2 billion at December 31, 2008). The quality of the overall portfolio continues to be high, as 83.2% of the credit exposure is rated AAA and AA, 12.4% is rated A, 1.6% carry the highest short-term ratings (A1+) and 2.8% is rated below A/A1+. Table 4 shows a breakdown of the trading investments portfolio at March 31, 2009 and December 31, 2008, by asset category.

---

[4] The maturity structure of medium- and long-term borrowings outstanding at the end of 2008 is presented in Appendix I-5 to the December 31, 2008 financial statements.

Table 4: TRADING INVESTMENTS PORTFOLIO BY ASSET CATEGORY
(Expressed in million of United States dollars)

	March 31, 2009		December 31, 2008	
Asset Category	Carrying Value	Unrealized Gains (Losses)	Carrying Value	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 2,063	$ (3)	$ 2,678	$ 9
Obligations of non-U.S. governments and agencies	2,261	(2)	771	2
Bank obligations	6,079	33	4,781	(99)
Corporate securities	105	3	199	(2)
Asset-backed and mortgage-backed securities	3,750	(172)	4,184	(1,506)
Total trading investments	$ 14,258	$ (141)	$ 12,613	$ (1,596)

NON-SOVEREIGN-GUARANTEED LOAN: In 2008, the Bank approved a non-sovereign-guaranteed loan in a borrowing member country; a constitutional challenge against the internal governmental approval process for said loan was filed. In September 2008, the constitutional court of the member country where the project being financed by the loan is located declared that the governmental decrees approving the Bank financing were unconstitutional. All amounts due under the loan continue to be received pursuant to the terms of the loan agreement. Management continues to be engaged in ongoing discussions with the relevant parties and authorities regarding the loan. As of March 31, 2009, the outstanding balance of this loan amounted to $288 million. This loan is classified as impaired and an allowance for loan losses of $56 million has been established. The loan's undisbursed amount of $112 million has been formally cancelled.

FUNDED STATUS OF PENSION AND POSTRETIREMENT BENEFIT PLANS (PLANS): GAAP require the Bank to fully recognize in its Balance Sheet the funded status (i.e., the difference between the fair value of the Plans' assets and benefit obligations or pension liabilities) for its Plans through comprehensive income. GAAP also require that the measure of the funded status be made and recognized on the measurement date which, in the case of the Bank, is at the end of every year. Accordingly, the funded status of the Bank's pension and postretirement benefit plans is established annually.

During 2009, the fair value of the Plans' assets, mainly comprising equities, fixed income and other investments, has continued to be adversely affected by the instability in the financial markets. As a result, the fair value of the Plans' assets has decreased by $198 million to $2,880 million as of March 31, 2009. In contrast to the Plans' assets, which are measured each month, the Plans' benefit obligations or pension liabilities are measured only at the end of the year.

The Postretirement benefit liabilities included in the Bank's balance sheet, amounting to $409 million as of March 31, 2009, do not reflect the potential decrease of the Plans' funded status.

Changes in Postretirement benefit liabilities do not have an impact on Net income or in the determination of the TELR.

CAPITAL INCREASE: In March 2009, the Board of Governors instructed Management to immediately initiate a review of the need for a general capital increase of the Ordinary Capital and replenishment of the Fund for Special Operations, which includes a robust analysis of the nature and scale of long-term demands. The Committee of the Board of Governors will be convened in the third quarter of 2009 to review progress and suggest next steps.

In addition, the Board of Governors requested Management to present to the Board of Executive Directors, by the end of April 2009, options that are consistent with the Bank's financial strength to further expand the Ordinary Capital financing envelope for short-term crisis response beginning this year. Management shall also present an array of options to expand the Bank's financial capacity to support the poorest and most vulnerable countries in the Region, which shall include accelerating disbursements from and additional resources to the Fund for Special Operations and reviewing the timeline for its replenishment.

CONDENSED QUARTERLY FINANCIAL STATEMENTS
(UNAUDITED)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	March 31, 2009 (Unaudited)		December 31, 2008	
ASSETS				
Cash and investments				
Cash	$ 434		$ 301	
Investments				
Trading - Note E	14,258		12,613	
Held-to-maturity	3,394	$ 18,086	3,621	$ 16,535
Loans outstanding - Note C	51,563		51,173	
Allowance for loan losses	(142)	51,421	(136)	51,037
Accrued interest and other charges		761		699
Receivable from members		440		435
Currency and interest rate swaps - Notes D and E				
Investments - Trading	1		2	
Loans	26		43	
Borrowings	3,033	3,060	3,415	3,460
Other assets		357		344
Total assets		$ 74,125		$ 72,510
LIABILITIES AND EQUITY				
Liabilities				
Borrowings				
Short-term	$ 2,378		$ 3,067	
Medium- and long-term				
Measured at fair value - Notes E and F	35,769		34,350	
Measured at amortized cost	12,102	$50,249	11,977	$ 49,394
Currency and interest rate swaps - Notes D and E				
Investments - Trading	5		10	
Loans	204		107	
Borrowings	1,760	1,969	1,800	1,917
Payable for investment securities purchased		382		156
Payable for cash collateral received		239		-
Postretirement benefit liabilities - Note H		409		410
Amounts payable to maintain value of currency holdings		257		383
Accrued interest on borrowings		495		559
Other liabilities		319		247
Total liabilities		54,319		53,066
Equity				
Capital stock				
Subscribed 8,367,448 shares (2008–8,367,264 shares)	100,940		100,938	
Less callable portion	(96,601)		(96,599)	
Paid-in capital stock	4,339		4,339	
Retained earnings	15,238		14,647	
Accumulated other comprehensive income	229	19,806	458	19,444
Total liabilities and equity		$ 74,125		$ 72,510

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended March 31, 2009	Three months ended March 31, 2008
	(Unaudited)	
Income (loss)		
Loans - Note C	**$ 504**	$ 608
Investments [(1)]	**(3)**	(238)
Other	**6**	4
Total income	**507**	374
Expenses		
Borrowing expenses, after swaps	**307**	498
Provision (credit) for loan and guarantee losses - Note C	**3**	(4)
Administrative expenses	**108**	94
Special programs	**15**	8
Total expenses	**433**	596
Income (loss) before Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	**74**	(222)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value - Notes E, F and G	**517**	(20)
Net income (loss)	**591**	(242)
Retained earnings, beginning of period	**14,647**	14,576
SFAS 159 cumulative effect adjustment - Note F	**-**	93
Retained earnings, end of period	**$15,238**	$ 14,427

[(1)] For the three months ended March 31, 2009, includes net unrealized losses on trading portfolio instruments held at the end of the period of $141 million (2008 - $428 million).

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in millions of United States dollars)

	Three months ended March 31, 2009	Three months ended March 31, 2008
	(Unaudited)	
Net income (loss)	**$ 591**	$ (242)
Other comprehensive income (loss)		
Translation adjustments	**(230)**	404
Reclassification to income - cash flow hedges	**1**	(1)
Total other comprehensive income (loss)	**(229)**	403
Comprehensive income	**$ 362**	$ 161

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Three months ended March 31, 2009	Three months ended March 31, 2008
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	**$(1,780)**	$ (985)
Loan collections (net of participations)	**924**	1,509
Net cash (used in) provided by lending activities	**(856)**	524
Gross purchases of held-to-maturity investments	**(867)**	(621)
Gross proceeds from maturities of held-to-maturity investments	**876**	624
Miscellaneous assets and liabilities	**(17)**	(44)
Net cash (used in) provided by lending and investing activities	**(864)**	483
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**3,242**	3,667
Repayments	**(285)**	(3,852)
Short-term borrowings, net	**(701)**	98
Cash collateral received	**239**	-
Collections of receivable from members	**1**	2
Net cash provided by (used in) financing activities	**2,496**	(85)
Cash flows from operating activities		
Gross purchases of trading investments	**(5,845)**	(4,730)
Gross proceeds from sale or maturity of trading investments	**4,179**	4,154
Loan income collections	**525**	650
Interest and other costs of borrowings, after swaps	**(423)**	(548)
Income from investments	**111**	177
Other income	**7**	4
Administrative expenses	**(42)**	(77)
Special programs	**(7)**	(3)
Net cash used in operating activities	**(1,495)**	(373)
Effect of exchange rate fluctuations on cash	**(4)**	(22)
Net increase in cash	**133**	3
Cash, beginning of year	**301**	200
Cash, end of period	**$ 434**	$ 203

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these condensed quarterly financial statements refers to the Ordinary Capital. The condensed quarterly financial statements should be read in conjunction with the December 31, 2008 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first three months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

On January 1, 2009, the Bank adopted SFAS 161 "Disclosures about Derivative Instruments and Hedging Activities", which amends and expands the disclosure requirements of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The provisions of this standard did not have an impact on the Ordinary Capital's financial position and results of operations.

On April 9, 2009, the Financial Accounting Standards Board (FASB) issued three FASB Staff Positions (FSP) intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4 "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly", provides guidelines for making fair value measurements more consistent with the principles presented in Statement of Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements". FSP FAS 107-1 and APB 28-1 "Interim Disclosures about Fair Value of Financial Instruments" enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2 "Recognition and Presentation of Other-Than-Temporary Impairments", provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on debt securities. These FSPs are effective for the Bank for quarterly and annual financial statements issued after June 15, 2009. Management is in the process of reviewing the provisions of FSP FAS 157-4 to determine whether it will have a material impact on the Ordinary Capital's financial position and results of operations. FSP FAS 107-1 and APB 28-1 and FSP FAS 115-2 and FAS 124-2 will not have a material impact on the Bank's financial position and results of operations.

NOTE C – LOANS AND GUARANTEES

Loan Charges: The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans, comprising approximately 93% of the loan portfolio, and are subject to periodic review and approval by the Board of Executive Directors. For the first semester of 2009, standard loan charges have been approved.

Nonaccrual and impaired loans and allowance for loan losses: The Bank has an impaired non-sovereign guaranteed loan of $288 million as of March 31, 2009, for which a specific allowance for loan losses of $56 million has been established; all amounts due on this loan continue to be received on a monthly basis in accordance with the loan agreement.

The following table provides financial information related to impaired loans as of March 31, 2009 and December 31, 2008 (in millions):

	2009 (Unaudited)	2008
Recorded investment at end of period	$ 288	$ 288
Average recorded investment during period	288	1

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months ended March 31, 2009 and 2008 is as follow (in millions):

	Three months ended March 31, 2009 (Unaudited)	2008
Loan income recognized	$ 3	$ -
Loan income that would have been recognized on an accrual basis during the period	3	-

The changes in the allowance for loan and guarantee losses for the three months ended March 31, 2009 and the year ended December 31, 2008 were as follows (in millions):

	2009 (Unaudited)	2008
Balance, beginning of year	$ 169	$ 70
Provision for loan and guarantee losses	3	93
Recoveries	-	6
Balance, end of period	$ 172	$ 169
Composed of:		
Allowance for loan losses	$ 142	$ 136
Allowance for guarantee losses(1)	30	33
Total	$ 172	$ 169

(1) The allowance for guarantee losses is included in Other liabilities.

Guarantees: As of March 31, 2009 and December 31, 2008, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1,399 million and a guarantee with sovereign counter-guarantee of $60 million.

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. This Program, which began to operate in 2005, authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1 billion outstanding at any time. During the three months ended March 31, 2009, the Bank issued 22 guarantees for a total of $53 million under this program (2008 – 16 guarantees for a total of $45 million).

At March 31, 2009, guarantees of $949 million ($1,035 million as of December 31, 2008), including $122 million issued under the TFFP ($141 million as of December 31, 2008), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $53 million ($54 million as of December 31, 2008) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 2 to 16 years, except for trade related guarantees that have maturities of up to three years. As of March 31, 2009, no guarantees provided by the Bank have ever been called. As of March 31, 2009, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $785 million and were classified as follows: Excellent $78 million; Satisfactory $595 million; Watch list $112 million and Loss contingency NIL.

NOTE D – DERIVATIVES

Risk management strategy and use of derivatives: The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting liquidity and each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The Bank employs derivatives to manage its asset and liability management exposures by aligning the characteristics of its assets and liabilities. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes as part of the Bank's asset and liability management.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge certain fixed-rate loans and loans in local currency, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash.

Accounting for derivatives: The Bank discontinued hedge accounting on January 1, 2004; however, it complies with the derivative accounting requirements of SFAS No 133, "Accounting for Derivative Instruments and Hedging Activities" as amended (hereinafter referred to as SFAS 133). Following SFAS 133, all derivatives are recognized on the Condensed Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

Changes in the fair value of investment derivatives and the related interest component are recorded in Income from investments. The interest component of the changes in fair value of lending and borrowing derivatives is recorded in Income from loans and Borrowing expenses, respectively, over the life of the derivative contract. The remaining changes in fair value of these instruments are recorded in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value in the Condensed Statement of Income and Retained Earnings. The Bank occasionally issues debt securities that contain embedded derivatives; these securities are allocated to

fund floating rate assets and are carried at fair value.

Financial statements presentation: As of March 31, 2009, the Bank's derivative instruments and their related gains and losses are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows.

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments under SFAS 133	Asset Derivatives: Balance Sheet Location	Asset Derivatives: Fair Value as of March 31, 2009	Liability Derivatives: Balance Sheet Location	Liability Derivatives: Fair Value as of March 31, 2009
Currency Swaps	Currency and interest rate swaps		Currency and interest rate swaps	
	Investments - Trading	$ -	Investments - Trading	$ 1
	Loans	27	Loans	36
	Borrowings	1,613	Borrowings	1,670
	Accrued interest and other charges	18	Accrued interest and other charges	(95)
Interest Rate Swaps	Currency and interest rate swaps		Currency and interest rate swaps	
	Investments - Trading	2	Investments - Trading	5
	Loans	-	Loans	169
	Borrowings	1,418	Borrowings	88
	Accrued interest and other charges	57	Accrued interest and other charges	19
		$ 3,135		$ 1,893

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments under SFAS 133	Location of Gain or (Loss) from Derivatives	Three months ended March 31, 2009
Currency Swaps		
Investments - Trading	Income from investments	$ (1)
Loans	Income from loans	(4)
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(30)
Borrowings	Borrowing expenses, after swaps	165
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(329)
	Other Comprehensive Income-Translation adjustments	29
Interest Rate Swaps		
Investments - Trading	Income from investments	4
	Other Comprehensive Income-Translation adjustments	2
Loans	Income from loans	(12)
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(61)
Borrowings	Borrowing expenses, after swaps	97
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(87)
	Other Comprehensive Income-Translation adjustments	(12)
Futures	Income from investments	1
		$ (238)

NOTE E – FAIR VALUE MEASUREMENTS

SFAS 157 provides a framework for measuring fair value under GAAP and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Bank's investment instruments valued based on quoted market prices in active markets includes obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by SFAS 157, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, solicited non-binding broker/dealer prices, or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments including government agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments. In addition, substantially all the Bank's medium and long-term borrowings elected under the fair value option allowed by SFAS 159 and lending and borrowing currency and interest rate swaps are valued based on discounted cash flows or pricing models employing valuation inputs such as market yield curves, exchange rates, and other inputs that are observable during the full term of these instruments. These instruments are classified within Level 2 of the fair value hierarchy.

Level 3 investment, borrowing and related swap instruments are valued using Management's best estimates utilizing available information including (i) actual portfolio prices provided by investment broker/dealers and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of March 31, 2009 and December 31, 2008 by level within the fair value hierarchy (in millions). As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements March 31, 2009[(1)]	Level 1	Level 2	Level 3
Investments - Trading	$ 14,286	$ 1,358	$ 12,824	$ 104
Currency and interest rate swaps	3,135	-	3,066	69
Total	$ 17,421	$ 1,358	$ 15,890	$ 173

(1) Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $28 million for trading investments and $75 million for currency and interest rate swaps.

Assets	Fair Value Measurements December 31, 2008[(1)]	Level 1	Level 2	Level 3
Investments - Trading	$ 12,669	$ 1,262	$ 11,297	$ 110
Currency and interest rate swaps	3,499	-	3,428	71
Total	$ 16,168	$ 1,262	$ 14,725	$ 181

(1) Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $56 million for trading investments and $39 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements March 31, 2009[(1)]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 36,133	$ -	$ 35,627	$ 506
Currency and interest rate swaps	1,893	-	1,847	46
Total	$ 38,026	$ -	$ 37,474	$ 552

(1) Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $364 million for borrowings and under Accrued interest and other charges of $(76) million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2008[(1)]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 34,675	$ -	$ 34,135	$ 540
Currency and interest rate swaps	1,913	-	1,871	42
Total	$ 36,588	$ -	$ 36,006	$ 582

(1) Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $325 million for borrowings and under Accrued interest and other charges of $(4) million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2009 and March 31, 2008 (in millions). In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of March 31, 2009 and a description of where these gains or losses are reported in the Condensed Statement of Income and Retained Earnings.

Financial assets:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Three months ended March 31, 2009		
	Investment - Trading	Currency and Interest Rate Swaps	Total
Balance - January 1, 2009	$ 110	$ 71	$ 181
Total gains (losses) included in:			
Net income (loss)	1	2	3
Other comprehensive income (loss)	(3)	(2)	(5)
Settlements	(4)	2	(2)
Transfer to financial liabilities	-	(4)	(4)
Balance - March 31, 2009	$ 104	$ 69	$ 173
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at March 31, 2009	$ -	$ (1)	$ (1)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Three months ended March 31, 2008		
	Investment - Trading	Currency and Interest Rate Swaps	Total
Balance - January 1, 2008	$ 68	$ 89	$ 157
Total gains (losses) included in:			
Net income (loss)	(6)	27	21
Other comprehensive income (loss)	-	5	5
Settlements	-	(1)	(1)
Balance - March 31, 2008	$ 62	$ 120	$ 182
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at March 31, 2008	$ (6)	$ 20	$ 14

Gains (losses) are included in the Condensed Statement of Income and Retained Earnings as follows (in millions).

	Three months ended March 31, 2009			
	Income from Investments	Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total gains (losses) included in Net income (loss) for the period	$ 1	$ 3	$ (1)	$ 3
Change in unrealized gains (losses) related to assets still held at March 31, 2009	$ -	$ -	$ (1)	$ (1)

	Three months ended March 31, 2008			
	Income from Investments	Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total gains (losses) included in Net income (loss) for the period	$ (6)	$ 7	$ 20	$ 21
Change in unrealized gains (losses) related to assets still held at March 31, 2008	$ (6)	$ -	$ 20	$ 14

Financial Liabilities:

	Three months ended March 31, 2009		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance - January 1, 2009	$ 540	$ 42	$ 582
Total (gains) losses included in:			
Net income (loss)	(22)	6	(16)
Other comprehensive income (loss)	(4)	-	(4)
Settlements	(8)	2	(6)
Transfer from financial assets	-	(4)	(4)
Balance - March 31, 2009	$ 506	$ 46	$ 552
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at March 31, 2009	$ (27)	$ 7	$ (20)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Three months ended March 31, 2008		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance - January 1, 2008	$ 533	$ 39	$ 572
Total (gains) losses included in:			
Net income (loss)	38	(22)	16
Other comprehensive income (loss)	11	-	11
Settlements	(6)	(5)	(11)
Balance - March 31, 2008	$ 576	$ 12	$ 588
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at March 31, 2008	$ 28	$ (24)	$ 4

(Gains) losses are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended March 31, 2009		
	Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total (gains) losses included in Net income (loss) for the period	$ 4	$ (20)	$ (16)
Change in unrealized (gains) losses related to liabilities still held at March 31, 2009	$ -	$ (20)	$ (20)

	Three months ended March 31, 2008		
	Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total (gains) losses included in Net income (loss) for the period	$ 13	$ 3	$ 16
Change in unrealized (gains) losses related to liabilities still held at March 31, 2008	$ -	$ 4	$ 4

NOTE F – FAIR VALUE OPTION

Effective January 1, 2008, Management approved the election of the fair value option provided by SFAS 159 for certain medium- and long-term debt (i.e., borrowings funding floating rate assets) with the primary purpose of reducing the income volatility resulting from previously accounting for all its borrowings at amortized cost and, as required by SFAS 133, marking to market its derivative instruments, including borrowing swaps, with changes in fair value recognized in income. The Bank did not elect the fair value option for other borrowings within the same balance sheet category because they do not contribute to a mitigation of, or do not produce, income volatility.

The Bank recognizes interest on borrowings in a manner that approximates the effective yield method upon issuance of those borrowings.

The changes in fair value for borrowings elected under the fair value option provided by SFAS 159 have been recorded in the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2009, as follows (in millions):

Three months ended March 31, 2009		
Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total Changes in Fair Value Included in Net Income (Loss)
$ (393)	$ 992	$ 599

Three months ended March 31, 2008		
Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total Changes in Fair Value Included in Net Income (Loss)
$ (385)	$ (329)	$ (714)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of March 31, 2009 and December 31, 2008, was as follows (in millions):

March 31, 2009		
Unpaid Principal Outstanding	Fair Value	Fair Value over Unpaid Principal Outstanding
$ 34,904	$ 36,133	$ 1,229

December 31, 2008		
Unpaid Principal Outstanding	Fair Value	Fair Value over Unpaid Principal Outstanding
$ 32,745	$ 34,675	$ 1,930

NOTE G – NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE

Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value on the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2009 and 2008 comprise the following (in millions):

	Three months ended March 31,	
	2009	2008
	(Unaudited)	
Increase (decrease) in fair value of derivative instruments due to movements in:		
Exchange rates	$ (287)	$ (386)
Interest rates	(220)	665
Total change in fair value of derivatives	(507)	279
(Increase) decrease in fair value of SFAS 159 elected borrowings due to movements in:		
Exchange rates	255	363
Interest rates	737	(692)
Total change in fair value of borrowings	992	(329)
Currency transaction gains (losses) on borrowings at amortized cost	29	21
Amortization of borrowing and loan basis adjustments	4	8
Reclassification to income - cash flow hedges	(1)	1
Total	$ 517	$ (20)

Net unrealized gains on the Bank's borrowings measured at fair value resulting from changes in interest rates were $737 million for the first three months of 2009. These gains were partially compensated by net unrealized losses on non-trading derivatives of $220 million as a result of an overall increase in long-term swap interest rates in the global markets, compared to year end 2008 levels. This income volatility, which amounted to a gain of $517 million for the three-month period ended March 31, 2009, compared to only $27 million for the same period last year, resulted mainly from the overall increase in the Bank's credit spreads ($695 million), partially offset by the change in fair value of lending swaps ($95 million).

The financial market turmoil has led to a crisis of confidence that has negatively affected all credit spread products. Consequently, the Bank's credit spreads have continued to widen compared to the end of 2008 levels due, in part, to increased competition from comparably rated government guaranteed financial institutions issuing at wider spread levels than those typically obtained by the Bank in the past.

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During the first three months of 2009, exchange rate changes affected negatively the value of the borrowing swaps by $287 million (2008—$386 million), offsetting the positive effect of the decrease in the value of borrowings of $284 million (2008—$384 million).

NOTE H – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first three months of 2009 were $12 million (2008 – $10 million). As of March 31, 2009, the estimate of contributions expected to be paid to the Plans during 2009 was $35 million, the same amount disclosed in the December 31, 2008 financial statements. Estimated contributions expected to be paid to the PRBP also remained unchanged at $25 million. Contributions for 2008 were $24 million and $17 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation formula approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months ended March 31, 2009 and 2008 (in millions):

	Pension Benefits	
	Three months ended March 31,	
	2009	2008
	(Unaudited)	
Service cost	$ 16	$ 14
Interest cost	35	35
Expected return on plan assets	(44)	(42)
Prior service cost	1	-
Net periodic benefit cost	$ 8	$ 7
Of which:		
ORC's share	$ 8	$ 6
FSO's share	$ -	$ 1

	Postretirement Benefits	
	Three months ended March 31,	
	2009	2008
	(Unaudited)	
Service cost	$ 8	$ 8
Interest cost	15	16
Expected return on plan assets	(19)	(17)
Prior service cost	1	-
Net periodic benefit cost	$ 5	$ 7
Of which:		
ORC's share	$ 5	$ 6
FSO's share	$ -	$ 1

NOTE I – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the natures of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the three months ended March 31, 2009 and 2008, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Three months ended March 31,	
	2009	2008
Brazil	$ 119	$ 152
Argentina	84	108
Colombia	56	63